

November 25, 2014

Via E-mail
James Ciroli
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

Re: **Flagstar Bancorp, Inc.**
    Form 10-K for the period ended December 31, 2013
    Filed March 5, 2014
    Form 10-Q for the period ended September 30, 2014
    Filed November 3, 2014
    Response dated October 3, 2014
    File No. 001-16577

Dear Mr. Ciroli:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

Management's Discussion and Analysis

Provision (Benefit) for Federal Income Taxes, page 79

1. We note from your response to prior comment 1 that you adjusted pre-tax income (loss) for certain non-recurring items in your analysis of cumulative losses in recent years. Please address the following regarding why these items are not indicative of future operations including, but not limited to the following:

    a. Clarify the remaining exposure you have, if any, related to insurance provided on other pools of mortgage loans sold and other claims that may exist on these private label securitizations.

    b. Given the DOJ settlement related to your origination practices for FHA loans, tell us whether you still originate FHA loans. If so, please discuss in greater detail how you concluded that you will not be subject to lawsuits by the government for your mortgage origination practices during the cumulative loss periods through now.

    c. Explain further how you determined the estimates used in the FHLB Interest Expense Adjustment including the significant assumptions that you relied upon (e.g. tell us whether the portfolio mix of short-term advances used was based on historical funding needs).

    d. Provide us a summary of the Company's usage of short-term versus long-term FHLB advances in the last 5 years and address the specific changes that you made in the business to rely on short-term versus long-term advances in 2014 and going forward. If part of the change was more reliance on deposits as a funding source for mortgage originations, please tell us how you accounted for the cost to maintain higher deposits as part of your adjustment.

    e. Since you have incurred FHLB prepayment penalties in the past and acknowledge that it is possible to incur such penalties in the future just at a lower amount, explain further why the $178 million is an aberration rather than a continuing condition.

2. Please address the following as it relates to your forecast versus actual taxable income:

    a. Provide the actual and forecast taxable income at a more granular level (e.g. same level as selected financial data) and discuss any significant fluctuations not already addressed in your response filed on October 3, 2014.

    b. Update your analysis comparing actual income versus forecasted taxable income for the third quarter of 2014.

    c. Explain how you consider targeted capital ratios in your development of your forecast.

    d. Tell us whether your forecast for 2013 and 2014 included assumptions for sales of MSRs.

September 30, 2014 Form 10-Q

Use of Non-GAAP Financial Measures, Core Operating Earnings, page 112

3. We note your disclosure of non-GAAP measures that represent your results on a "core operating" basis. Please revise future filings to clearly identify and define each non-GAAP measure separately. To the extent you continue to use the term "core operating" in the titles of these measures, please explain why you believe that these titles are appropriate and your basis for each adjustment to the most directly comparable GAAP measures. Discuss why you do not consider the adjusted items to be part of your core operations and why you believe the measures provide additional clarity in assessing your results on a run-rate basis. Please provide us with your proposed disclosure. See Item 10(e) of Regulation S-K for reference.

4. Notwithstanding the comment above, we note that you reconcile your non-GAAP operating measures by presenting a non-GAAP income statement on page 114. Please tell us why you believe this presentation does not attach undue prominence to the non-GAAP information. Refer to Item 10(e) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation No. 102.10.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant